News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am GMT 11 November 2009

Erik Engstrom appointed as Chief Executive Officer of Reed Elsevier

Reed Elsevier announces that Ian Smith has resigned as Chief Executive Officer by mutual agreement and has with effect from today stepped down from the Boards.

Erik Engstrom, currently CEO of Elsevier, has been appointed Chief Executive Officer of Reed Elsevier with immediate effect.

Anthony Habgood, Chairman, said:

“Ian has had the difficult task of leading Reed Elsevier during unprecedentedly turbulent economic times. The Boards and I would like to thank him for his contribution in this respect and wish him well for the future.

“Erik is a proven international executive with over 15 years management experience in the media sector in the US and Europe including five highly successful years developing our worldwide Elsevier business as its CEO. He is now well suited to lead Reed Elsevier, to create value for our shareholders and to deliver growth as economic conditions improve.”

Erik Engstrom said:

“I am delighted to be leading Reed Elsevier. The business is strongly positioned in attractive markets and I am confident that we have the resources and ambition to be highly competitive. We have talented people across Reed Elsevier who are passionate about what they do and about serving our professional customers.”

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Enquiries

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Notes to Editors

About Reed Elsevier

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery.

Reed Elsevier employs 33,000 people, including approximately 18,000 in North America.

In February 2009, Reed Elsevier reported revenues for 2008 of £5,334/€6,721m.

Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

About Erik Engstrom

Mr Engstrom (46) has been a director of Reed Elsevier Group plc and Reed Elsevier PLC since 2004 and a Member of the Executive Board of Reed Elsevier NV since 2005.

Mr Engstrom has been CEO of Elsevier since joining Reed Elsevier in 2004 and under his stewardship sales and profits have grown every year creating a business with turnover of £1.7 billion in 2008.

Prior to joining Reed Elsevier, Mr Engstrom worked from 2001 to 2004 at General Atlantic Partners, a private equity firm, where he was a general partner leading their media and consumer investment sector. Prior to that, Mr Engstrom had extensive experience in the publishing sector from 1991 to 2001 as president and chief operating officer of Random House Inc. and, before its merger with Random House, as president and chief executive officer of Bantam Doubleday Dell North America. Mr Engstrom, a native of Sweden, began his business career as a consultant with McKinsey after gaining his MBA from Harvard Business School where he was a Fulbright Scholar.

Mr Engstrom has also been a director of a number of publicly quoted companies, including SCA, a Swedish-based paper products company with revenues of €12 billion in 2008.

Mr Engstrom will be paid an annual salary of £1,000,000 and will participate in Reed Elsevier’s established bonus and long-term incentive schemes which would deliver an additional 3.5x salary at target.